Zentek Provides Update on ~$1.1 Million Innovative
Solutions Canada Contract to Develop an Avian Influenza
Countermeasure (H5N1) Using its Multivalent Aptamer
Technology

Guelph, ON - April 23, 2025, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), is pleased to announce that it has completed the first phase of the Innovative Solutions Canada Testing Stream contract by delivering a lead candidate countermeasure for highly pathogenic avian influenza (HPAI) A(H5N1) and has now moved to the testing phase of the project.

Highlights:

  Zentek was awarded approximately $1.1 million through the Government of Canada's Innovative Solutions Canada (ISC) Testing Stream under Innovation, Science, and Economic Development Canada ("ISED") for  Health Advanced And Emerging Medical Technologies.
  Government of Canada testing partners include ISED's Health and Emergency Preparedness Canada ("HERC") and Defence Research and Development Canada ("DRDC"), the science and technology organization of the Department of National Defence ("DND").
  The contract began in November 2024 to develop both a prophylactic and therapeutic for avian influenza HPAI A(H5N1) using a multivalent aptamer strategy that previously led to the successful development of a SARS-CoV-2 aptamer.
  Most activities for the lead countermeasure candidate development were performed through collaboration with the Li Lab at McMaster University.

On October 31, 2024, Zentek Ltd. and the Government of Canada signed an ISC Testing Stream contract to develop a prophylactic and therapeutic lead candidate countermeasure for HPAI A(H5N1). The countermeasure to be produced for the contract was to utilize Zentek's successful multi-valent aptamer strategy which was used to produce a countermeasure for SARS-CoV-2 that has shown efficacy against all known variants of SARS-CoV-2 it has been tested against.

The ISC program testing partners have prioritized the development of an H5N1 asset to enhance Canada's capabilities to respond to the global avian influenza outbreak. Since 2020, avian influenza has led to the destruction of millions of birds in the US and has crossed species barriers, with confirmed cases in foxes, seals, sea lions and dairy cows. To date, over 1,000 dairy cattle herds across 17 U.S. states have experienced H5N1 outbreaks1.

During the five months of lead candidate countermeasure development, the collaboration with McMaster University has focused on the following tasks:  1.  Selection of lead monomers with high binding affinity to the hemagglutinin (HA) protein and high specificity, 2.  Construction of multimeric forms of the lead monomers to increase overall avidity, 3.  In vitro testing to ensure the lead candidate aptamer has effective neutralization of H5N1 and other strains of influenza viruses to prevent cell infection.

The tasks mentioned above resulted in a lead candidate countermeasure that met the performance metrics established in the Government of Canada testing contract. The recent in vitro neutralization experiments demonstrated that the lead candidate countermeasure matched the performance of a monoclonal antibody positive control.

Prof. Yingfu Li, Department of Biochemistry and Biomedical Sciences, commented, "Our collaboration with Zentek and Dr. Miller's group has been highly productive-from SARS-CoV-2 to H5N1, we have shown that multivalent aptamers can be powerful countermeasures. These efforts are helping us build a robust platform to rapidly generate high-quality aptamers for virtually any pathogen on demand."

The next phase of testing requires Zentek to deliver sufficient materials to Dr. Matthew Miller's team at McMaster University, to evaluate the in vivo performance against H1N1 and the current clade of H5N1 influenza in circulation, H5N1 2.3.4.4b.

"There is growing interest in countermeasures for respiratory illnesses that are passive in nature which only neutralize a virus to either prevent infection or as a treatment. I want to thank Dr. Yingfu Li and his team who have been tremendous collaborators to allow us to deliver the asset on time. I also want to express my appreciation for the support and interest for the team and DRDC and HERC." said Greg Fenton, CEO of Zentek.

1 https://www.cdc.gov/bird-flu/situation-summary/index.html

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to significantly increase the bacterial and viral filtration efficiency of surgical masks and aims to do the same with HVAC (heating, ventilation, and air conditioning system) filters. Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

Zentek, through its wholly-owned subsidiary Triera Biosciences Ltd., has a global exclusive license to the aptamer-based platform technology developed by McMaster University, which is being jointly developed by Zentek and McMaster for both the diagnostic and therapeutic markets.

The Company is not making any express or implied claims that its aptamer technology has the ability to eliminate, cure or contain the COVID-19 disease (or the SARS-CoV-2 Coronavirus) at this time.

About Triera Biosciences Ltd.

Triera holds an exclusive, worldwide royalty bearing license from McMaster University to use and practice all aptamer and DNAzyme uses developed through the collaboration with the Li Lab by McMaster University for the next 20 years. Triera and McMaster's combined expertise and capabilities in aptamer technology offer significant potential to reduce the cost and time required for the development of new treatments.

For further information contact:

Dr. Colin van der Kuur

Chief Science Officer

Email: cvanderkuur@triera.ca

Phone:  778-808-6424

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.